                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                            REGENCY AFFILIATES, INC.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock $0.40 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    758847107
                           -------------------------
                                 (CUSIP Number)


                                James F. Koehler
                           7th Floor, Buckley Building
                               1501 Euclid Avenue
                              Cleveland, Ohio 44115
                                 (216) 241-5310
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                                         SCHEDULE 13D
---------------------------------------------                                           --------------------------------------------
CUSIP NO.   758847107                                                                                           PAGE 2 OF 4 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Statesman Group, Inc.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  [ ]
                                                                                     (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           3,982,368
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         ------------
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           3,126,377
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           ------------
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,126,377
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 24.8
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              co
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

         This Amendment No. 4 to Schedule 13D statement (the "Schedule") is filed on behalf of Statesman Group, Inc. ("Statesman") as the reporting person hereunder, and amends the Third Amended Schedule 13D filed by Statesman on June 13, 1997, which reported on events of June 12, 1997.


ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the voting common stock, $0.40 par value, of Regency Affiliates, Inc. ("Regency"). Regency maintains its principal executive offices at 729 South Federal Hwy., Suite 307, Stuart, Florida 34994 and its administrative offices at 10842 Old Mill Road, No. 5B, Omaha, Nebraska 68154.


ITEM 2.  IDENTITY AND BACKGROUND.

         Statesman Group, Inc. has relocated its principal business office to King & George Streets, Nassau, Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 15, 1998, Regency issued 187,000 shares of its voting common stock, $0.40 per value, to William R. Ponsoldt, Sr., pursuant to the terms of his Employment Agreement with Regency dated June 3, 1997. On June 18, 1997, Mr. Ponsoldt contributed the 187,000 shares to Statesman. Statesman thereupon issued the shares to a number of individuals.

         Shares were issued by Statesman to the following persons:

                           Pamlyn Kelly                        100,000
                           Craig Grossman                       25,000
                           James Donatelli                      27,000
                           Mark Cooper                           5,000
                           Love-A-Child, Inc.                   20,000
                           Douglas Broeker                      10,000

                           TOTAL                               187,000

ITEM 4.  PURPOSE OF TRANSACTION.

         Shares were issued to Ms. Kelly in consideration of her surrender of warrants to purchase 1,000 shares of Series C Preferred Stock of Regency from Statesman. Shares were issued to Messrs. Grossman, Donatelli, and Cooper and to Love-A-Child, Inc., at the direction of Mr. Grossman. These shares were issued in return for the surrender by Mr. Grossman of warrants to purchase from Statesman, 2,000 shares of Series C Preferred Stock of Regency. Shares were issued to Mr. Broeker in return for certain legal services provided by Mr. Broeker to Statesman.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on June 20, 1998, Statesman beneficially owned 3,126,377 shares (or approximately 24.8% of the pro forma 12,622,089 outstanding shares as of such date) of Regency's $0.40 par value common stock.

         (b) Statesman has sole power to vote or to direct the voting of, and the sole power to direct the disposition of, the 3,126,377 common, 208,850 Series-C preferred shares and 177 Series-E preferred shares of Regency held by it. In addition, under the Acquisition Agreement dated June 4, 1993 among Statesman, Regency and National Resource Development Corporation, Regency's Board of Directors received irrevocable proxies over 855,991 shares of Regency's $0.40 par value common stock. Since the Acquisition Agreement gives Statesman the right to designate the eight persons to fill vacancies on Regency's Board of Directors until a shareholders meeting, Statesman might be regarded as having effective current voting control over the 855,991 shares subject to such irrevocable proxies. These shares, when combined with the 3,126,377 shares of Regency common stock owned directly by Statesman as of June 20, 1997, would entitle Statesman to vote a total of 3,982,368 shares, or approximately 31.6% of the pro forma 12,622,089 outstanding shares as of June 20, 1997.

ITEM 6.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              STATESMAN GROUP, INC.


Date: June 29, 1998                           /s/ JACQUELINE M. TESKE
      ------------------------------          ----------------------------------
                                              Jacqueline M. Teske, Secretary